SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ACCURIDE CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

00439T206

(CUSIP Number)

Christopher Shackelton/Adam Gray

Metro Center

1 Station Place, 7th Floor South

Stamford, CT 06902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 00439T206	SCHEDULE 13D	Page 2 of 12

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 9,176,694
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,176,694
11.	Aggregate amount beneficially owned by each reporting person 9,176,694
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 19.0%
14.	Type of reporting person (see instructions) OO, IA

CUSIP No. 00439T206	SCHEDULE 13D	Page 3 of 12

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,829,099
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,829,099
11.	Aggregate amount beneficially owned by each reporting person 6,829,099
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.2%
14.	Type of reporting person (see instructions) OO

CUSIP No. 00439T206	SCHEDULE 13D	Page 4 of 12

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,278,585
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,278,585
11.	Aggregate amount beneficially owned by each reporting person 5,278,585
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.9%
14.	Type of reporting person (see instructions) PN

CUSIP No. 00439T206	SCHEDULE 13D	Page 5 of 12

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Partners II, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,550,514
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,550,514
11.	Aggregate amount beneficially owned by each reporting person 1,550,514
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.2%
14.	Type of reporting person (see instructions) PN

CUSIP No. 00439T206	SCHEDULE 13D	Page 6 of 12

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 9,176,694
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,176,694
11.	Aggregate amount beneficially owned by each reporting person 9,176,694
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 19.0%
14.	Type of reporting person (see instructions) IN

CUSIP No. 00439T206	SCHEDULE 13D	Page 7 of 12

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 9,176,694
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,176,694
11.	Aggregate amount beneficially owned by each reporting person 9,176,694
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 19.0%
14.	Type of reporting person (see instructions) IN

CUSIP No. 00439T206	SCHEDULE 13D	Page 8 of 12

This Schedule 13D (this “Schedule 13D”) supersedes the Schedule 13G as last amended by Amendment No. 6 filed on February 16, 2016 with the Securities and Exchange Commission (the “SEC”) by Coliseum Capital Management, LLC (“CCM”), Coliseum Capital, LLC (“CC”), Coliseum Capital Partners, L.P. (“CCP”), Coliseum Capital Partners II, L.P. (“CCP2”), Adam Gray (“Gray”) and Christopher Shackelton (“Shackelton”), relating to shares of common stock, $0.01 par value per share (the “Common Stock”), of Accuride Corporation (the “Issuer”), a corporation organized under the laws of Delaware. This Schedule 13D is being filed because the Reporting Persons may no longer qualify to file on Schedule 13G. See Item 4 below.

Item 1. Security and Issuer.

This Schedule 13D relates to shares of the common stock, $0.01 par value per share, of Accuride Corporation, a corporation organized under the laws of Delaware. The principal executive offices of the Issuer are located at 7140 Office Circle, Evansville, IN 47715.

Item 2. Identity and Background.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons and the information regarding them, are as follows:

(a)	This Schedule 13D is filed by:

•	CCM, a Delaware limited liability company;

•	CC, a Delaware limited liability company;

•	CCP, a Delaware limited partnership;

•	CCP2, a Delaware limited partnership ;

•	Gray; and

•	Shackelton.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”.

(b)	The business address of the Reporting Persons is Metro Center, 1 Station Place, 7th Floor South, Stamford, CT 06902.

(c)	The present principal occupation or employment of each of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

CCM is the investment adviser to CCP and CCP2, which are investment limited partnerships. CC is the General Partner of CCP and CCP2. Gray and Shackelton are the managers of CC and CCM.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

CUSIP No. 00439T206	SCHEDULE 13D	Page 9 of 12

(f)	The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

Item 3. Source and Amount of Funds or Other Consideration.

The source and amount of funds used in purchasing the Common Stock by the Reporting Persons and a separate account investment advisory client of CCM (the “Separate Account”) were as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$14,690,665.99
CCP2	Working Capital	$4,260,988.36
Separate Account	Working Capital	$7,321,456.26

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock for investment purposes in the Reporting Persons’ ordinary course of business. In addition, the Reporting Persons collectively beneficially own $52,508,000 in principal amount of the Issuer’s 9.5% first lien bonds (the “Bonds” and, together with the Common Stock, the “Securities”) for investment purposes in the ordinary course of the Reporting Persons’ business. In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Securities at times, and in such manner (including pursuant to hedging transactions), as they deem advisable to benefit from changes in market prices of the Securities, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of the Securities, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate other plans and/or make other proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Securities or dispose of all Securities beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer.

(a) – (b)	The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 48,244,674 Common Stock outstanding as of April 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the SEC on May 3, 2016.

CUSIP No. 00439T206	SCHEDULE 13D	Page 10 of 12

The information required by Items 5(a) – (b) is set forth in rows 7 – 13 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

(c)	The Reporting Persons effected the following transaction in the Common Stock in open market transactions on the dates indicated, and such transaction is the only transaction in the Common Stock by the Reporting Persons in the sixty days preceding the filing of this Schedule 13D:

Name	Purchase or Sale	Date	Number of Shares	Weighted Average Price Per Share
CCP	Purchase	5/3/2016	42,510	$1.52
CCP	Purchase	5/4/2016	4,091	$1.53
CCP	Purchase	5/5/2016	261,542	$1.60
CCP	Purchase	5/20/2016	98,833	$1.38
CCP	Purchase	5/23/2016	15,776	$1.39
CCP	Purchase	5/24/2016	23,405	$1.53
CCP2	Purchase	5/3/2016	10,970	$1.52
CCP2	Purchase	5/4/2016	1,057	$1.53
CCP2	Purchase	5/5/2016	67,590	$1.60
CCP2	Purchase	5/20/2016	24,448	$1.38
CCP2	Purchase	5/23/2016	4,107	$1.39
CCP2	Purchase	5/24/2016	6,091	$1.53
Separate Account	Purchase	5/3/2016	15,052	$1.52
Separate Account	Purchase	5/4/2016	1,452	$1.53
Separate Account	Purchase	5/5/2016	92,754	$1.60
Separate Account	Purchase	5/20/2016	33,431	$1.38
Separate Account	Purchase	5/23/2016	5,623	$1.39
Separate Account	Purchase	5/24/2016	8,330	$1.53

(d)	Except as set forth in Item 6 hereof, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.
(e)	Not applicable.

The information in Items 4 and 6 hereof is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

CCM is an investment adviser whose clients, including CCP, CCP2 and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. CC is the general partner of CCP and CCP2. Gray and Shackelton are the managers of CC and CCM.

CUSIP No. 00439T206	SCHEDULE 13D	Page 11 of 12

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

The information in Item 4 hereof is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description
1*	Joint Filing Agreement, dated February 17, 2015

*	Incorporated herein by reference to Amendment No. 5 to the Reporting Persons’ Schedule 13G with respect to the Common Stock filed with the SEC on February 17, 2015.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct

DATED: May 24, 2016

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL PARTNERS II, L.P.

		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact